Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement No. 333-290506 on Form F-10 and Registration Statement Nos. 333-258124 and 333-284314 on Form S-8 and to the use of our reports dated February 18, 2026 relating to the consolidated financial statements of First Majestic Silver Corp. (the “Company”) and the effectiveness of the Company’s internal control over financial reporting, appearing in this Annual Report on Form 40-F for the year ended December 31, 2025.

/s/ Deloitte LLP

Chartered Professional Accountants
Vancouver, Canada
March 31, 2026